Exhibit 99.1

ARDMORE SHIPPING CORPORATION Investor Presentation December 2013

Disclaimer This presentation contains certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable U.S. federal securities laws. All statements, other than statements of historical facts, that address activities, events or developments that Ardmore Shipping Corporation (“Ardmore” or the “Company”) expects, projects, believes or anticipates will or may occur in the future, including, without limitation, statements about future operating or financial results, global and regional economic conditions and trends, pending vessel acquisitions or possible upgrades to vessels, the Company’s business strategy and expected capital spending or operating expenses, competition in the tanker industry, shipping market trends, the Company’s financial condition and liquidity, including ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the Company’s ability to enter into fixed-rate charters after the current charters expire and the Company’s ability to earn income in the spot market, and expectations of the availability of vessels to purchase, the time it may take to construct new vessels and vessels’ useful lives, are forward-looking statements. Although the Company believes that its expectations stated in this presentation are based on reasonable assumptions, actual results may differ from those projected in the forward-looking statements.Factors that might cause or contribute to such a discrepancy include, but are not limited to, the risk factors described in the Company's filings with the Securities and Exchange Commission (the "SEC"). The Company expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in the Company’s views or expectations, or otherwise. This presentation is for information purposes only and does not constitute an offer to buy or sell securities of the Company. For more complete information about the Company, the information in this presentation should be read together with the Company 's filings with the SEC which may be accessed on the SEC website at www.sec.gov.

Ardmore Shipping Corporation

Company and Investment Highlights Attractive Fleet of Fuel-Efficient “Eco” Vessels Close Working Relationships with High Quality Customers Highly Selective Ship Acquisition  Program Positive Market Outlook Driven By Secular and Cyclical Trends In-House Management with Low Cost Operations Dedicated Management Team Executing a  Focused Strategy

Fleet of modern, fuel-efficient mid-size product and chemical tankers – 21 in water or on orderThe majority of seaborne transport capacity for products and chemicals carried on these sizes Broad markets with increasing overlap between the two sectors Large MR product tanker market with over 1,800 ships 58% of MRs capable of carrying some chemicals & vegetable oils Mid-size chemical tankers routinely carry CPP cargoes Our strategy is to engage in more complex operations to enhance utilization and earnings where possible Fully-Delivered Fleet by Type (Dwt) 2013 YTD Cargo Transported (mt) A Versatile and Complementary Fleet Attractive Fleet Poised to Capitalize on a Rising Market 83% MR

Fleet of modern ships built at high-quality shipyards with significant upgrades to improve fuel efficiency and commercial capabilities Our Fleet

Delivery Schedule and Newbuild Progress Scheduled/Contracted Fleet Development Deliveries: tbn Ardmore Seamariner expected in December 2013 tbn Ardmore Seavantage (S-5118) and tbn Ardmore Seavanguard (S-5119) expected in January 2014Steel cutting on Fukuoka Hull 2062 completed on November 5, 2013 By January 31, 2013, 52% of fleet will be in operation and contributing to earnings

High Quality Customers & Diversified Employment Strategy *Assumes continued employment under evergreen agreements. 2013 2015 2014 Short Term Charters Allow for Market Upside

Ardmore: Competitive Strengths

Ardmore Focuses on a Broad Range of High Growth Cargos

ASC LISTED NYSE


IMO 3
IMO 2 (Coated)
Clean Petroleum Products (CPP)
Chemicals*
Gasoline
Diesel
Kerosene
Jet Fuel
Naphtha
Organic
Inorganic
Other Cargos
Vegoils
Biofuels
Ethanol

IMO 3 Tankers	
• Cargo	CPP + Vegoils
• Tank Coating:	Epoxy
• Tank Size:	>3,000 m3
• Inerting:	Required (standard IGS not suitable for chemicals)
• Crewing:	Standard tanker certification

IMO 2 Tankers	
• Cargo:	CPP + Vegoils + Biofuels + Chemicals
• Tank Coating:	Phenolic Epoxy / Stainless Steel / Marine Line
• Tank Size:	<3,000 m3
• Inerting:	Not required for chemicals but growing preference for Nitrogen
• Crewing:	Chemical tanker certification

** Certain chemicals such as Caustic Soda can be carried on IMO3 ships. However the vast majority of inorganic chemicals must be carried on IMO2 ships and acid based cargos are only suitable for stainless steel ships.*

Coated IMO2 Ships are essentially more sophisticated Product Tankers

Ardmore Shipping

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Decades of experience with market leaders in our industry Strong Management Team with Proven Track Record

Incentives Aligned with Shareholders Ardmore’s management functions are carried out in-houseNo vessel management / sale & purchase fees paid to related partiesCorporate structure designed to provide flexibility as well as transparencyVessel-owning entities are domiciled in the Marshall Islands and are wholly-owned by Ardmore Shipping Corporation Ardmore Corporate Structure  Ardmore Shipping Corporation(MI)  Shareholders  Ardmore Shipholding Limited(Ireland)  Ardmore Shipping Ltd(Ireland)  21 Vessel-Owning Entities(MI)  Ardmore Chartering LLC(MI)  Wholly-owned management company  Fully Integrated Management and a Transparent Corporate Structure

On the Forefront of The Drive for Fuel Efficiency

ASC LISTED NYSE

Vessel Operating Cost per Day



Charters' Cost
36%
41%
23%
Timecharter
Fuel
Other
$0
$5,000
$10,000
$15,000
$20,000
$25,000
$30,000
$35,000
$40,000
Cost per Day ($/Day)

Historical Bunker Fuel Prices



Houston 380cst Bunker Price
$800
$700
$600
$500
$400
$300
$200
$100
$0
Bunker prices up ~7x over the last 15 years
Apr-98
Oct-98
Apr-99
Oct-99
Apr-00
Oct-00
Apr-01
Oct-01
Apr-02
Oct-02
Apr-03
Oct-03
Apr-04
Oct-04
Apr-05
Oct-05
Apr-06
Oct-06
Apr-07
Oct-07
Apr-08
Oct-08
Apr-09
Oct-09
Apr-10
Oct-10
Apr-11
Oct-11
Apr-12
Oct-12

Ardmore Vessel Fuel Consumption Comparison (1)



MT of Fuel Burned per Day
30
25
20
15
10
5
0
Ardmore Ships
20
22
24
27
Korean MR Eco-Design
Japanese MR Eco-Mod
Non-Eco Japanese MR
Non-Eco Korean MR

Average consumption delta of 4 MT/day equates to savings of ~$2,500/day at sea

Ardmore Shipping

Source: Drewry, Ardmore data, publicly disclosed market information.
(1) Amounts based on 12.5 – 13.0 KTS laden for main engine.

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Product & Chemical Tanker Market

Products and Chemicals: Large Markets Benefiting from Positive Trends

ASC LISTED NYSE

Secular Trends

- ✓ Shifts in refinery capacity
- ✓ U.S. shale revolution
- ✓ Emerging economies
- ✓ Increasing trading complexity

Cyclical Recovery

- ✓ Global economic recovery
- ✓ Demand growth exceeds tanker supply growth
- ✓ Constraints on further supply growth

- Ardmore focuses on high-growth cargoes with strong secular trends
- We seek to benefit from the increasing operational overlap of products and chemicals
- Both products and chemicals are leveraged to growth in emerging markets

Ardmore Shipping

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Refinery Capacity Evolution Emerging Markets Driving Product Demand (1)  Divergent growth rates of refinery capacity are contributing to incremental seaborne product demand   Geographic Shifts in Refinery Capacity Leading to Longer Trade Routes  Source: Drewry, BP Statistical Review 2013.(1) Represents consumption of light and middle distillates.  North America (U.S.)  OECDEurope  Middle East  Asia (Gp:) 2010 (Gp:) 2011 (Gp:) 2012 (Gp:) 2013 (Gp:) 2014  (Gp:) 2010 (Gp:) 2011 (Gp:) 2012 (Gp:) 2013 (Gp:) 2014  (Gp:) 2010 (Gp:) 2011 (Gp:) 2012 (Gp:) 2013 (Gp:) 2014  (Gp:) 2010 (Gp:) 2011 (Gp:) 2012 (Gp:) 2013 (Gp:) 2014

The U.S. shale oil and gas revolution is fundamentally reshaping the global energy landscape:U.S. now a major net exporter of products Shipping to Europe, South America and more recently to  the Far East U.S. exports are an important component of MR demandLow cost feedstock is set to give the U.S. a competitive edge in chemical production:U.S. already second largest exporter of chemicalsSubstitution of imports e.g. methanol may further boost chemical tanker demandU.S. production of shale gas is forecasted to increase significantly through 2040, a long enough horizon to encourage major chemical production projects throughout the U.S.  U.S. Refined Product Imports/Exports  U.S. Natural Gas Production  Dramatic expansion of exports driven by U.S. shale production  Source: EIA.  Shale Production Expected to Boost Product and Chemical Tanker Demand

Product Tanker Market Drivers

ASC LISTED NYSE

DEMAND:

- Strong secular trends
- Enhanced by cyclical recovery now underway
- Expected near-term demand growth of ~4%

SUPPLY:

- Orderbook has fallen from high of ~59% to a current level of ~13%[3]
- Expected fleet growth ~3% p.a. over next 3 years net of anticipated continued scrapping[4]
- 32 units in competitive size range scrapped in 2013
- Shipbuilding capacity largely accounted for into 2016. MR ordering activity slowing

World Seaborne Refined Product Trade[1]



Seaborne Product Trade
% of Total Tanker Trade
'01-'12E CAGR: 4.3%
Oil Products (mm tonnes)
% of Total
1,000
900
800
700
600
500
400
300
29.0%
28.0%
27.0%
26.0%
25.0%
24.0%
23.0%
22.0%
21.0%
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012E

Product Tanker Orderbook and Fleet Development[2]



Fleet million Dwt, start year
Orderbook (% of Fleet)
140
120
100
80
60
40
20
0
70%
60%
50%
40%
30%
20%
10%
0%
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

Demand growth in excess of supply expected to meaningfully reduce surplus capacity and increase utilization

Source: Drewry, Clarksons Shipping Intelligence Network

(1) Drewry

(2) Clarksons Shipping Intelligence Network November 2013. Fleet and Orderbook consists of vessels 10,000 to 60,000 Dwt

(3) Clarksons Shipping Intelligence Network November 2013. Fleet and Orderbook consists of vessels 10,000 to 60,000 Dwt

(4) Clarksons Shipping Intelligence Network November 2013. MR Product Tanker Orderbook 25,000 to 59,999 Dwt delivering over the next 3 years with estimated scraping of 20 ships per year

Ardmore Shipping

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Chemical Tanker Market Drivers

DEMAND:

- Closely correlated to global GDP growth but magnified by emerging economies demand
- Tonne-mile expansion expected from:
  - Middle east petrochemical plant expansion
  - U.S. shale gas – driven expansion
- Seaborne trade of chemicals has increased at an average rate of ~5% per year since 2001

SUPPLY:

- Orderbook is at historical low – now 6% of the fleet[2]
- Anticipated near-term supply growth less than 2% p.a.[3]
- Significant barriers to entry given operational and commercial complexity
- High quality shipyard capacity is scarce

World Seaborne Chemical Trade[1]



Other Chemical Cargoes
Veg/Animal Oils & Fats
Inorganics
Organics
'01-'12E CAGR: 4.9%
Chemical Trade (mm tonnes)
0
50
100
150
200
250
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012E

Chemical Tanker Orderbook and Fleet Development[4]



Fleet million Dwt, start year
Orderbook (% of Fleet)
0
5
10
15
20
25
30
35
0%
10%
20%
30%
40%
50%
60%
70%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

The chemical sector benefits from structural advantages (cargo specialization, trade complexity) in addition to attractive supply/demand fundamentals

Source: Drewry, Clarksons Shipping Intelligence Network
(1) Drewry
(2) Clarksons Shipping Intelligence Network November 2013. Orderbook for Chemical Tankers 10,000 to 60,000 Dwt and excluding orders placed before January 2009 which have not delivered as of November 2009.
(3) Clarksons Shipping Intelligence Network November 2013. Chemical Tanker Orderbook 10,000 to 60,000 Dwt delivering over next 3 years not adjusted for scrapping
(4) Clarksons Shipping Intelligence Network November 2013. Fleet and Orderbook consists of vessels 10,000 to 60,000 Dwt

Ardmore Shipping
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 Historical MR2 Charter Rates (Inflation-Adjusted)  Historical MR2 Asset Values (Inflation-Adjusted)  Charter rates and asset values remain well below historical averages and Ardmore’s fleet has been assembled at an attractive point in the cycle  Source: Drewry, Bureau of Labor Statistics.Note: Charter rates and asset values adjusted for inflation based on deep sea freight transportation and ship building producer price indices, respectively.  We are Investing at an Attractive Point in the Cycle

Ardmore: Financial Highlights

Time Charter Equivalent ($ / day)  Ardmore has substantial operating leverage and has delivered strong sequential performance  Ardmore Benefiting from a Strengthening Market  (1)  Calculations based on existing cost structure and assume  a fully-delivered fleet of 21 vessels, assumed utilization of 99.45% and 18.05mln shares. EPS assumes no change in tax rate, cost of debt or share count.

Conservatively Capitalized

ASC LISTED NYSE

- Conservative leverage
  - 34.2% at September 30, 2013
- No near-term loan maturities
- Ample Room on Covenants
  - Required cash of $600k per vessel
  - Value maintenance: 125% - 150%
  - Corporate Leverage <75%
  - No dividend restriction
- Excellent relationships with leading shipping banks
- Progressing discussions with banks for a $200+ million credit facility

ABN·AMRO Nordea DVB

Summary Balance Sheet[1]	$ million	$ million
	Sept 30, 2013	**Dec 31, 2012**
Cash	77.0	15.3
Receivables, Inventories and Other Assets	8.6	7.7
Vessels & Instalment Payments[1]	278.3	157.0
Total Assets	**363.9**	**180.0**
Payables and Accruals	7.0	4.5
Debt & Capital Lease Obligations	121.9	67.1
Equity	235.0	108.4
Total Liabilities and Equity	**363.9**	**180.0**
Debt / Debt + Equity	34.2%	38.2%

(1) Net of depreciation

Ardmore Shipping

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Yield Comparison Across Securities Dividend Policy Demonstrates Commitment to Returning Excess Cash to Shareholders Source: Bloomberg, Yieldbook as of 7/19/13.

Investment Highlights

ASC LISTED NYSE

- ✓ A focused and consistent strategy
- ✓ Modern, fuel efficient "eco" fleet
- ✓ Internal management structure
- ✓ Low cost structure – asset, operations, overhead
- ✓ Product tanker rates still 50% below prior cyclical peaks
- ✓ At Jan 31, 2014, 52% of our fleet in operation and contributing to cash flow
- ✓ Significant upside potential from US petrochemical export growth
- ✓ Dividend yield of 2.9% - Annual dividend of 40 cents per share

Ardmore Shipping

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Thank you